STATEMENT OF INVESTMENTS

General Money Market Fund, Inc.

August 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--32.1%	Principal Amount ($)	Value ($)
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee)		
5.34%, 11/30/06	250,000,000	250,000,000
Bank of America N.A.		
5.32%, 3/21/07	200,000,000 a	200,000,000
Barclays Bank PLC (Yankee)		
5.34% - 5.36%, 11/9/06 - 12/1/06	400,000,000	400,000,000
Calyon (Yankee)		
5.33%, 11/22/06	400,000,000	400,000,000
Citibank (South Dakota) N.A., Sioux Falls		
5.20%, 9/1/06	166,000,000	166,000,000
Credit Suisse (Yankee)		
5.38%, 9/5/06	150,000,000	150,000,000
DEPFA BANK PLC (Yankee)		
5.38%, 10/10/06	300,000,000 b	300,000,000
First Tennessee Bank N.A. Memphis		
5.34%, 11/28/06 - 11/29/06	425,000,000	425,000,000
HBOS Treasury Services PLC		
5.36%, 11/13/06	75,000,000	75,000,000
M&I Marshall & Ilsley Bank Milwaukee, WI		
5.37%, 11/10/06	150,000,000	150,000,000
Societe Generale (Yankee)		
5.33%, 11/22/06	200,000,000	200,000,000
Toronto Dominion Bank (Yankee)		
5.37%, 9/6/06	110,000,000	110,000,000
Washington Mutual Bank		
5.42%, 10/30/06	20,000,000	20,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $2,846,000,000)		**2,846,000,000**
Commercial Paper--51.6%		
Abbey National North America LLC		
5.28%, 9/1/06	300,000,000	300,000,000
Alliance & Leicester PLC		
5.34%, 12/1/06	75,000,000	74,000,896
ASB Bank Ltd.		
5.34% - 5.35%, 11/22/06 - 11/27/06	50,000,000	49,381,205
Bank of America Corp.		
5.36% - 5.46%, 10/10/06 - 11/7/06	240,000,000	238,399,324
Bank of Ireland		
5.37%, 11/9/06	100,000,000 b	98,984,167
BASF AG		
5.34% - 5.47%, 10/11/06 - 11/27/06	250,000,000	247,488,513
CAFCO LLC		
5.35% - 5.42%, 10/4/06 - 11/10/06	150,000,000 b	148,727,208
Cancara Asset Securitisation Ltd.		
5.34%, 12/1/06	24,468,000 b	24,142,052
CC (USA) Inc.		

5.34% - 5.42%, 10/2/06 - 11/27/06	70,000,000 b	69,149,050
CHARTA LLC		
5.34% - 5.47%, 10/12/06 - 11/30/06	260,000,000 b	257,690,307
CIESCO LLC		
5.41%, 10/3/06	5,000,000 b	4,976,178
Citigroup Funding Inc.		
5.34%, 12/1/06	85,000,000	83,867,682
Concord Minutemen Capital Co. LLC		
5.41%, 10/4/06	141,411,000 b	140,716,201
CRC Funding LLC		
5.40%, 10/3/06	85,000,000 b	84,595,778
Crown Point Capital Co. LLC		
5.41%, 10/4/06	75,941,000 b	75,567,877
Cullinan Finance Ltd.		
5.42% - 5.47%, 9/28/06 - 10/12/06	257,311,000 b	256,018,067
DEPFA BANK PLC		
5.47%, 10/13/06	100,000,000 b	99,371,167
Fairway Finance Company LLC		
5.47%, 10/12/06	88,572,000 b	88,027,787
FCAR Owner Trust, Ser. I		
5.35% - 5.42%, 9/6/06 - 11/17/06	425,000,000	424,219,635
Gemini Securitization Corp., LLC		
5.35% - 5.47%, 10/2/06 - 11/29/06	180,000,000 b	178,490,979
General Electric Capital Corp.		
5.34% - 5.36%, 11/7/06 - 11/22/06	410,000,000	405,747,575
Govco Inc.		
5.41%, 10/2/06 - 10/4/06	110,000,000 b	109,490,800
Harrier Finance Funding Ltd.		
5.34% - 5.46%, 9/6/06 - 11/27/06	307,000,000 b	303,812,908
HBOS Treasury Services PLC		
5.20%, 9/1/06	339,600,000	339,600,000
K2 (USA) LLC		
5.35%, 11/10/06 - 11/27/06	27,000,000 b	26,692,880
Northern Rock PLC		
5.43%, 10/31/06	15,000,000	14,866,125
Premier Asset Collateralized Entity LLC		
5.46%, 11/1/06	30,000,000 b	29,726,517
Ranger Funding Company, LLC		
5.37%, 11/2/06	68,425,000 b	67,800,432
Sigma Finance Inc.		
5.20% - 5.46%, 9/1/06 - 10/12/06	250,000,000 b	249,053,007
Solitaire Funding Ltd.		
5.34%, 12/1/06	30,412,000 b	30,006,870
Thames Asset Global Securitization No 1 Inc.		
5.37% - 5.39%, 9/7/06 - 11/7/06	71,095,000 b	70,438,596
Total Commercial Paper		
(cost $4,591,049,783)		**4,591,049,783**

Corporate Notes--17.5%

Commonwealth Bank of Australia		
5.33%, 9/24/06	45,000,000 a	45,000,000
Fifth Third Bancorp		
5.30%, 9/25/06	100,000,000 a,b	100,000,000

HSH Nordbank AG		
5.30% - 5.36%, 9/5/06 - 9/29/06	355,000,000 a,b	354,998,762
Morgan Stanley		
5.41%, 9/6/06	100,000,000 a	100,000,000
Nordea Bank Finland PLC		
5.38%, 9/20/06	100,000,000 a	99,984,918
Royal Bank of Scotland PLC		
5.32%, 9/21/06	210,000,000 a	210,000,000
Societe Generale		
5.39%, 9/2/06	195,000,000 a	195,000,000
Swedbank (ForeningsSparbanken AB)		
5.36%, 9/1/06	250,000,000 a	250,000,000
Wells Fargo & Co.		
5.38%, 9/5/06	100,000,000 a	100,000,000
Westpac Banking Corp.		
5.30%, 9/18/06	100,000,000 a	100,000,000
Total Corporate Notes		
(cost $1,554,983,680)		**1,554,983,680**
Time Deposits--.7%		
Branch Banking & Trust Co. (Grand Cayman)		
5.27%, 9/1/06	30,000,000	30,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.27%, 9/1/06	30,000,000	30,000,000
Total Time Deposits		
(cost $60,000,000)		**60,000,000**
Total Investments (cost $9,052,033,463)	**101.9%**	**9,052,033,463**
Liabilities, Less Cash and Receivables	**(1.9%)**	**(172,546,944)**
Net Assets	**100.0%**	**8,879,486,519**

a   Variable rate security--interest rate subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $3,168,477,590 or 35.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.